Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 30, 2023
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, March 30, 2023, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)	To approve a private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder; and
(2)	To approve the renewal of the Registration Rights Agreement between the Company and M. Arkin Dermatology Ltd.
The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, February 27, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the proxy or voting instruction form to be provided as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card and voting instruction form to be provided. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials to be provided will also available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

February 21, 2023